Exhibit 99.1

TD Bank Announces Increase to Preferred Share Issue

January 22, 2009 - TORONTO - The Toronto-Dominion Bank (TDBFG) today announced that as a result of strong investor demand for its public offering of non-cumulative 5-Year Rate Reset Class A Preferred Shares, Series AG (the Series AG Shares), the size of the offering has been increased to 12 million shares.  The gross proceeds of the offering will now be $300 million. TDBFG intends to file in Canada a prospectus supplement to its September 29, 2008 base shelf prospectus in respect of this issue.

TDBFG has also granted the underwriters an option to purchase, on the same terms, up to an additional 3 million Series AG Shares.  This option is exercisable in whole or in part by the underwriters at any time up to two business days prior to closing.  The maximum gross proceeds raised under the offering will be $375 million should this option be exercised in full.

The Series AG Shares will yield 6.25% annually, payable quarterly, as and when declared by the Board of Directors of TDBFG, for the initial period ending April 30, 2014.  Thereafter, the dividend rate will reset every five years at a level of 438 basis points over the then five-year Government of Canada bond yield.

Holders of the Series AG Shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH (the Series AH Shares), subject to certain conditions, on April 30, 2014, and on April 30th every five years thereafter.  Holders of the Series AH Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TDBFG, equal to the three-month Government of Canada Treasury bill yield plus 438 basis points.

The offering will be underwritten by a group of underwriters led by TD Securities Inc. and is anticipated to qualify as Tier 1 capital for TDBFG.  The expected closing date is January 30, 2009.  TDBFG will make an application to list the Series AG Shares as of the closing date on the Toronto Stock Exchange.

The Series AG Shares and Series AH Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$563 billion in assets as of October 31, 2008. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Nick Petter, Media Relations, (416) 308-1861.